

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 16, 2025

Ran Ziskand
Chief Executive Officer
IR-Med, Inc.
ZHR Industrial Zone
Rosh Pina, Israel, 1231400

> **Re: IR-Med, Inc.**
> **Registration Statement on Form S-1**
> **Filed May 13, 2025**
> **File No. 333-287229**

Dear Ran Ziskand:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Conlon Danberg at 202-551-4466 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services

cc: Ron Ben-Bassat, Esq.